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                     U.S. Securities and Exchange Commission
                             Washington, D.C. 20449


                          Notice of Exempt Solicitation
                       submitted pursuant to Rule 14a-6(g)


1.       Name of Registrant:

         American Power Conversion Corporation
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2.       Name of person relying on exemption:

         College Retirement Equities Fund
         --------------------------------


         Address of person relying on the exemption:

         730 Third Avenue, New York, NY 10017
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3.       Written materials. The following materials are attached:

         Exhibit 1: Letter from Peter C. Clapman on behalf of Teachers Insurance and Annuity Association - College Retirement Equities Fund